Boston Capital

July 1, 2005

VIA FAX AND VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention: Cicely Luckey and Wilson K. Lee

RE: BCTC V Assignor Corp

Form 10-K for the year ended 12/31/2004

Filed 3/31/2005

File No. 333-117657-01

Dear Ms. Luckey and Mr. Lee:

We have received your comment letter dated June 27, 2005, regarding the above-referenced filing and we have the following comment. For ease of reference, we have included your comment below along with our response numbered to correspond with the comment number in your June 27th letter.

Comment 1. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Response: BCTC V Assignor Corp. ("BCTC V") confirms that it is in receipt of a manually signed audit opinion from the independent registered public accounting firm that completed the audit of the 2004 BCTC V Assignor Corp. financial statements which had been included in the above referenced filing, and was in receipt of a signed audit opinion at the time the electronic filing was made. The omission of a required signature pursuant to Item 302 of Regulation S-T within an electronic submission was inadvertent and will be carefully reviewed in future filings.

If you have any further questions or comments, please do not hesitate to contact me at (617) 624-8827.

Very truly yours,

Erica Blake, Esquire

cc: Mr. Jeffrey Goldstein

Mr. Marc Teal

Anne Schrantz, CPA

Nestor M. Nicholas, Esquire

Scott M. Nemeroff, Esquire

Molly R. Bryson, Esquire

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999

Boston Capital

July 1, 2005

VIA FAX AND VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention: Cicely Luckey and Wilson K. Lee

RE: BCTC V Assignor Corp

Form 10-K for the year ended 12/31/2004

Filed 3/31/2005

File No. 333-117657-01

Dear Ms. Luckey and Mr. Lee:

BCTC V Assignor Corp. (the "Filer") acknowledges that in connection with responding to your comment letter dated June 27, 2005:

  The Filer is responsible for the adequacy and accuracy of the disclosure in the filings;
  Securities and Exchange Commission (the "Commission") or staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Filer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BCTC V ASSIGNOR CORP.

By: Jeffrey H. Goldstein

Executive Vice President

Boston Capital Corporation One Boston Place Suite 2100 Boston, MA 02108 Phone:617-624-8990 Fax: 617-624-8999